 Exhibit 99.1

Auryn Announces Voting Results of 2019 Annual General & Special Meeting

Vancouver, British Columbia – June 7, 2019 – Auryn Resources Inc. (TSX: AUG, NYSE AMERICAN: AUG, “Auryn” or the “Company”) in accordance with Toronto Stock Exchange requirements, is pleased to announce the voting results for election of its Board of Directors at the Annual General & Special Meeting (the “Meeting”) of Shareholders held on June 5, 2019 in Vancouver, British Columbia. The director nominees as listed in the Company’s Information Circular dated April 24, 2019 and SEDAR filed April 29, 2019 were elected as directors of the Company at the meeting to serve until the next annual general meeting.

A total of 42,783,674 of the Company’s common shares (“Common Shares”) were present or represented by proxy at the Meeting, representing 45.27% of the outstanding common shares.

Number of Directors

	Votes For	Votes For (%)	Votes Against	Votes Against (%)
Set the number of directors of the Company at seven (7)	27,331,566	99.19%	222,497	0.81%

Election of Directors  The voting results for the election of directors are as follows:

Name of Nominee	Votes For	Votes For (%)	Votes Withheld/Abstain	Votes Withheld/ Abstain (%)
Shawn Wallace	27,378,837	99.36%	175,226	0.64%
Ivan James Bebek	27,380,611	99.37%	173,452	0.63%
Gordon J. Fretwell	25,028,411	90.83%	2,525,652	9.17%
Steve Cook	27,370,471	99.33%	183,592	0.67%
Jeffrey R. Mason	27,352,266	99.27%	201,797	0.73%
Antonio Arribas	27,363,297	99.31%	190,766	0.69%
Michael Kosowan	27,356,806	99.28%	197,257	0.72%

There were 15,192,331 non-votes recorded (but not voted) for each director. Non-votes are discretionary votes given to a broker by a US beneficial holder but such votes are not allowed under Canadian Securities Regulations.

Appointment of Auditor

	Votes For	Votes For (%)	Votes Withheld/Abstain	Votes Withheld/ Abstain (%)
Deloitte, Chartered Professional Accountants	42,513,744	99.46%	232,650	0.54%

Special Resolution to Approve Alteration to the Articles

	Votes For	Votes For (%)	Votes Against	Votes Against (%)
Increase Quorum for shareholder meetings to a minimum representation of 25% of the issued shares of the Company	27,292,472	99.05%	261,591	0.95%

Voting results have been reported on www.sedar.com

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek

Executive Chairman

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com.

About Auryn

Auryn Resources is a technically-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company has a portfolio approach to asset acquisition and has seven projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2018 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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